BRIGHTVIEW HOLDINGS, INC.

980 Jolly Road

Blue Bell, Pennsylvania 19422

July 16, 2019

VIA EDGAR

Re:	BrightView Holdings, Inc.
Registration Statement on Form S-3
File No. 333-232582

Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attention: Heather Clark

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BrightView Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 p.m., Washington, D.C. time, on July 18, 2019, or as soon as practicable thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

We request that we be notified of such effectiveness by telephone call to Brian E. Rosenzweig (713-821-5674) of Simpson Thacher & Bartlett LLP.

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Very truly yours, BRIGHTVIEW HOLDINGS, INC.

By:	/s/ Jonathan M. Gottsegen
Name: Jonathan M. Gottsegen Title: Executive Vice President, Chief Legal Officer and Corporate Secretary

[Signature Page to Company Acceleration Request]